                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. ______)

                     SANTA ANITA REALTY ENTERPRISES, INC.
                         SANTA ANITA OPERATING COMPANY
--------------------------------------------------------------------------------
                               (Name of Issuers)

                         COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  8012 09206
                                  8012 12101
                     ----------------------------------------
                                (CUSIP Numbers)

                               ABRAHAM D. GOSMAN
                                   MEDITRUST
                               197 FIRST AVENUE
                        NEEDHAM HEIGHTS, MA 02194-9127
                                (617) 433-6000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                with a copy to:
                            MICHAEL J. BOHNEN, ESQ.
                         NUTTER, MCCLENNEN & FISH, LLP
                            ONE INTERNATIONAL PLACE
                             BOSTON, MA 02110-2699
                                (617) 439-2000

                                APRIL 13, 1997
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].
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                                                                     Page 1 of 8

CUSIP NOS. 8012 09206
           8012 12101
           ----------

                                 SCHEDULE 13D

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   MEDITURST
   (I.R.S. ID#: 04-6532031

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  SOURCE OF FUNDS*

   WORKING CAPITAL (WC)

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                     [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   MASSACHUSETTS


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        7  SOLE VOTING POWER

           1,249,035 (SEE PAGE 2, FOOTNOTE 1)

        8  SHARED VOTING POWER

           0

        9  SOLE DISPOSITIVE POWER

           1,249,035 (SEE PAGE 2, FOOTNOTE 1)

       10  SHARED DISPOSITIVE POWER

           0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,249,035 (SEE PAGE 2, FOOTNOTE 1)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   9.8%

14 TYPE OF REPORTING PERSON*

   MASSACHUSETTS BUSINESS TRUST (00)

                     *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.

     Issuers:  Santa Anita Realty Enterprises, Inc. ("Realty")
               301 West Huntington Drive, Suite 405
               Arcadia, California  91007

               Santa Anita Operating Company ("Operating")
               285 West Huntington Drive
               Arcadia, California 91007

     Security: Common Stock, $.10 par value

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c) and (f) This statement is being filed by Meditrust, a Massachusetts business trust ("Meditrust"). The principal executive offices of Meditrust are located at 197 First Avenue, Needham Heights, Massachusetts 02194-9127.

     Meditrust is a real estate investment trust which provides its investors with the opportunity to participate in the investment in income-producing health care related facilities.

     Information as to each of the executive officers and trustees of Meditrust is set forth on Schedule I hereto, which is incorporated by reference herein. Each of such persons is a citizen of the United States.

     (d) During the last five years, neither Meditrust nor, to the best of Meditrust's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Meditrust nor, to the best of Meditrust's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in Item 4 below, pursuant to the terms of the Merger Agreement (as defined below), Meditrust has agreed to purchase up to 1,249,035/1/ paired common shares

-------------------

/1/ Represents a number of shares equal to 9.8% of the Paired Shares outstanding immediately after the sale to Meditrust based on the 11,496,225 Paired Shares issued and outstanding on April 22, 1997. Such number of shares is subject to change as a result of

                                       2
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                                                                     Page 3 of 8

of the Issuers (the "Paired Shares"), each of which consists of one share of the Common Stock of Realty, $.10 par value (the "Realty Common Stock") and one share of the Common Stock of Operating, $.10 par value (the "Operating Common Stock"), at $31.00 per Paired Share subject to customary anti-dilution adjustments. Meditrust intends to finance such purchase from cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION.

     On April 13, 1997, Meditrust and its wholly-owned subsidiary, Meditrust Acquisition Corporation IV, a Delaware corporation ("MAC" and, together with Meditrust, "Meditrust" for the purposes of this Item 4), entered into a definitive Agreement and Plan of Merger with Realty and Operating ("Santa Anita"), which was amended and restated pursuant to an Amended and Restated Agreement and Plan of Merger dated as of April 13, 1997 (the "Merger Agreement"). When the transaction is consummated, Meditrust will be merged into Santa Anita, and holders of shares of Meditrust beneficial interest without par value ("Meditrust Shares") and shares of MAC common stock, $1.00 par value (the "MAC Shares") will receive 1.2016 Paired Shares for each Meditrust Share and MAC Share they own in a tax-free exchange of shares. Based on the closing price of Meditrust Shares on April 11, 1997 of $37.25 per share, the transaction will have an initial value to the shareholders of Santa Anita of approximately $383 million, or $31.00 per Paired Share. Upon completion of the merger, the surviving corporations will be called Meditrust Corporation and Meditrust Operating Company.

     Pursuant to the Merger Agreement, Meditrust has agreed to purchase 1,249,035/2/ Paired Shares at $31.00 per Paired Share, subject to customary anti-dilution adjustments. In addition, Santa Anita has agreed to sell to one or more unaffiliated parties designated by Meditrust approximately 1,004,225/3/ Paired Shares at a price of $31.00 per Paired Share. The Merger Agreement also provides that, if requested by Santa Anita, Meditrust will make available to Santa Anita $100 million (less the purchase price of the 1,249,035/4/ Paired Shares acquired by

-------------------

changes in the number of outstanding Paired Shares prior to the date of such purchase by Meditrust, so that it will always represent 9.8% of the outstanding Paired Shares.

/2/  See footnote 1.
/3/ Represents a number of shares equal to 19.6% of the Paired Shares outstanding immediately prior to the sale to Meditrust, less the number of shares to be sold to Meditrust, based on the 11,496,225 Paired Shares issued and outstanding on April 22, 1997. Such number of shares is subject to change as a result of changes in the number of outstanding Paired Shares prior to the date of such purchase by Meditrust and such unaffiliated party or parties, so that it will always represent a number as calculated in the preceding sentence.
/4/  See footnote 1.

     Meditrust) to be used by Santa Anita for a cash self tender or cash election to its shareholders at a price of $31.00 per Paired Share.

          Upon completion of the Merger, up to twelve directors designated by Meditrust will serve on the Boards of Directors of Meditrust Corporation and Meditrust Operating Company, the surviving entities, each of which will include two current members of the Board of Directors of Realty and Operating as the case may be.

          Upon completion of the Merger, the Certificates of Incorporation of the Issuers shall be amended to increase each of their authorized capital stock to 256,000,000 shares of which 250,000,000 shares shall be common stock and 6,000,000 shares shall be preferred stock.

          Upon completion of the Merger, Meditrust Corporation expects to distribute dividends of at least 95% of its annual REIT taxable income in order to maintain its status as a real estate investment trust under the Internal Revenue Code.

          The transaction, which has been approved unanimously by the Board of Trustees of Meditrust, the Board of Directors of MAC and the Boards of Directors of Santa Anita, is subject to regulatory approvals and approvals of the shareholders of both Meditrust and Santa Anita.

          The Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

               Except as set forth in this Item 4 or the Merger Agreement, neither Meditrust nor, to the best of Meditrust's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in Clauses
     (a) through (j) of Item 4 of Schedule 13D.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) By reason of its execution of the Merger Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, Meditrust may be deemed to beneficially own 1,249,035/5/ shares of Realty Common Stock or approximately 9.7% of the outstanding Realty Common Stock on April 22, 1997 and 1,249,035/6/ shares of Operating Common Stock or approximately 9.8% of the outstanding Operating Common Stock on April 22, 1997.

          Neither Meditrust nor, to the best of Meditrust's knowledge, any of the individuals named in Schedule I hereto owns any Santa Anita Common Stock.

     -------------------
     /5/  See footnote 1.
     /6/  See footnote 1.

          (c) Neither Meditrust nor, to the best of Meditrust's knowledge, any of the individuals named in Schedule I hereto has effected any transaction in the Santa Anita Common Stock during the past 60 days.

          (d) Until Meditrust purchases 1,249,035/7/ shares of the Santa Anita Common Stock pursuant to the Merger Agreement, Meditrust does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Santa Anita Common Stock.

          (e)  Inapplicable.


     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Merger Agreement contains certain customary restrictions on the conduct of the business of the Issuers pending the Merger, including certain customary restrictions relating to Realty Common Stock and Operating Common Stock. Furthermore, pursuant to the Merger Agreement the Issuers granted Meditrust the right to designate one or more unaffiliated parties who may purchase from the Issuers an aggregate of 1,004,225/8/ Paired Shares. Except as provided in the Merger Agreement or as set forth herein, neither Meditrust nor, to the best of Meditrust's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuers, including, but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          1. Amended and Restated Agreement and Plan of Merger dated as of April 13, 1997 by and between Meditrust, Meditrust Acquisition Corporation IV, Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company.

     -------------------
     /7/ See footnote 1.
     /8/ See footnote 3.

                                       5
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                                                                     Page 6 of 8

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         /s/ Michael S. Benjamin
                                         --------------------------------------
                                         Michael S. Benjamin
                                         Senior Vice President
                                         and Secretary


     Date:  April 23, 1997


     344226

                                   SCHEDULE I

                        TRUSTEES AND EXECUTIVE OFFICERS
                                  OF MEDITRUST

          The name, residence or business address, present principal occupation or employment (if any), and the name, principal business and address of any corporation or other organization in which such employment is conducted (if any), of each of the trustees and executive officers of Meditrust is set forth below.


                                   MEDITRUST
                                   ---------




                                 PRESENT PRINCIPAL OCCUPATION OF
NAME                                 EMPLOYMENT AND ADDRESS
------------------------  ---------------------------------------------

EXECUTIVE OFFICERS:
-----------------------------------------------------------------------
Abraham D. Gosman         Chairman, Chief Executive Officer and
                          Trustee of Meditrust
                          197 First Avenue
                          Needham Heights, MA  02194-9127
-----------------------------------------------------------------------
David F. Benson           President, Treasurer and Trustee of Meditrust
                          197 First Avenue
                          Needham Heights, MA  02194-9127
-----------------------------------------------------------------------
Michael F. Bushee         Chief Operating Officer of Meditrust
                          197 First Avenue
                          Needham Heights, MA  02194-9127
-----------------------------------------------------------------------
Michael S. Benjamin       Senior Vice President, Secretary and
                          Corporate Counsel of Meditrust
                          197 First Avenue
                          Needham Heights, MA  02194-9127
-----------------------------------------------------------------------
Laurie Tidor              Chief Financial Officer of Meditrust
                          197 First Avenue
                          Needham Heights, MA  02194-9127
-----------------------------------------------------------------------



Stephen H. Press          Vice President of Acquisitions of Meditrust
                          197 First Avenue
                          Needham Heights, MA  02194-9127
-----------------------------------------------------------------------
John G. Dermitt           Controller of Meditrust
                          197 First Avenue
                          Needham Heights, MA  02194-9127
-----------------------------------------------------------------------
TRUSTEES:
-----------------------------------------------------------------------
Abraham D. Gosman         Chairman, Chief Executive Officer and
                          Trustee of Meditrust
                          197 First Avenue
                          Needham Heights, MA  02194-9127
-----------------------------------------------------------------------
David F. Benson           President, Treasurer and Trustee of Meditrust
                          197 First Avenue
                          Needham Heights, MA  02194-9127
-----------------------------------------------------------------------
Edward W. Brooke          Partner, O'Connor & Hannan
                          2500 Virginia Avenue, N.W.
                          Suite 301 South
                          Washington, DC 20037
-----------------------------------------------------------------------
Philip L. Lowe            Principal, Philip L. Lowe and Associates
                          330 Beacon Street
                          Boston, MA 02116
-----------------------------------------------------------------------
Thomas J. Magovern        Regional Vice President
                          Real Estate Asset Management
                          Summit Bank
                          750 Walnut Avenue
                          Cranford, New Jersey 07016
-----------------------------------------------------------------------
Gerald Tsai, Jr.          Chairman, Chief Executive Officer
                          and President of Delta Life Corporation
                          530 Oak Court
                          Memphis, TN  38117
-----------------------------------------------------------------------
Frederick W. Zuckerman    General Partner, Zuckerman, Firstenberg
                          and Associates LLC
                          605 Park Avenue, #20A
                          New York, NY 10021
-----------------------------------------------------------------------

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